                                            FILED PURSUANT TO RULE 424(B)(5)
                                            FILE NO. 333-28167


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 11, 1997)



                                 392,638 SHARES

                            BRADLEY REAL ESTATE, INC.

                                  COMMON STOCK


                           --------------------------


     All of the shares of common stock of Bradley Real Estate, Inc. (the "Company"), par value, $0.01 per share, offered hereby (the "Shares") are being sold by the Company. The Company's common stock, par value $0.01 per share (the "Common Stock"), is listed on the New York Stock Exchange (the "NYSE") under the symbol "BTR." On February 18, 1998, the last reported sale price of the Common Stock on the NYSE was $20.375 per share.

     Ownership of more than 9.8% of the Common Stock is restricted in order to preserve the Company's status as a real estate investment trust ("REIT") for federal income tax purposes. See "Description of Capital Stock -- Restrictions on Transfer" in the accompanying Prospectus.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR
            CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SHARES.

                           --------------------------


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND
            EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
              OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


                           --------------------------


     A.G. Edwards & Sons, Inc. (the "Underwriter") has agreed to purchase the Common Stock from the Company at a price of $19.3600 per share, resulting in aggregate proceeds to the Company of $7,601,472 before payment of expenses by the Company estimated at $20,000, subject to the terms and conditions of an Underwriting Agreement. The Underwriter intends to sell the shares of Common Stock to the sponsor of a newly-formed unit investment trust at an aggregate purchase price of $7,681,491, resulting in an aggregate underwriting discount of $80,019. See "Underwriting."


                           --------------------------


     The Shares offered hereby are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York on or about February 23, 1998.


                           --------------------------

                            A.G. EDWARDS & SONS, INC.

                           --------------------------


           The date of this Prospectus Supplement is February 18, 1998

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated therein by reference. As used herein, the term "Company" includes Bradley Real Estate, Inc., a Maryland corporation, and its subsidiaries, including Bradley Operating Limited Partnership (the "Operating Partnership"), a Delaware limited partnership, and its subsidiaries, or, as the context may require Bradley Real Estate, Inc. only.

     Statements made or incorporated in this Prospectus Supplement and the accompanying Prospectus include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, without limitation, statements containing the words "anticipates", "believes", "expects", "intends", "future", and words of similar import which express management's belief, expectations or intentions regarding the Company's future performance or future events or trends. Forward-looking statements involve known and unknown risks, uncertainties and other factors, including those factors identified under "Risk Factors" in the accompanying Prospectus, which may cause actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressly or implied by such forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


                                   THE COMPANY

     Bradley Real Estate, Inc. is a fully-integrated real estate operating company, which owns and operates community and neighborhood shopping centers in the Midwest region of the United States. As of February 1, 1998, the Company owned 53 properties (52 shopping centers and one office/retail property) in 11 states, aggregating approximately 10.1 million square feet of gross leasable area ("GLA"). Title to such properties is held by or for the benefit of the Operating Partnership, of which the Company is the sole general partner and the owner of approximately 94% of the economic interests.

     The Company owns and operates and seeks to acquire grocery-anchored, open-air community and neighborhood shopping centers in the Midwest states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin. The Company currently owns properties in nine states in this region. Through past experience as well as current research, the Company believes that this region is economically strong and diverse and provides a favorable environment for the acquisition, ownership and operation of retail properties. The Company evaluates prospects in both metropolitan statistical areas defined by the U.S. Census Bureau and secondary markets within this region that offer opportunities for favorable investment returns and long-term cash flow growth. The Company favors grocery-anchored centers because, based on its past experience, such properties offer strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel or leisure anchored shopping center properties.

     As part of its ongoing business, the Company regularly evaluates, and engages in discussions with public and private entities regarding possible portfolio or individual asset acquisitions or business combinations. During 1997, the Company acquired 25 shopping centers which met its investment criteria for an aggregate acquisition price of $189.3 million, although there can be no assurance that further acquisitions will be made within its target markets or that the acquisitions that are made will be on as economically advantageous terms to the Company as those made during 1997. In evaluating potential acquisitions, the Company focuses principally on community and neighborhood shopping centers in its Midwest target market that are anchored by strong, national, regional and independent grocery store chains. The Company seeks to create an income stream diversity across its Midwest markets to achieve sustainable growth through varied economic conditions.

     The Company has elected to qualify as a REIT for federal income tax purposes since its organization in 1961. The Company is the nation's oldest continuously qualified REIT.

     The Company is incorporated under the laws of the State of Maryland. Its principal office is located at Suite 600, 40 Skokie Boulevard, Northbrook, Illinois 60062-1626. Its telephone number is (847) 272-9800.


                                  RECENT EVENTS

     The Company has released its earnings results for the year ended December 31, 1997. Net income for 1997 totaled $25.1 million, or $1.15 per share, compared with $27.2 million, or $1.54 per share, for the prior year. Net income for 1996 included a gain of $9.4 million on the sale of the Company's ground lease in Minneapolis. Net income for 1997 included a net gain of $7.4 million on the sale of four non-core properties over the course of the year, a non-recurring charge of $3.4 million for certain stock-based compensation, and an extraordinary charge of $4.6 million for costs incurred in connection with the prepayment of a REMIC obligation in late November and the write-off of costs associated with the Company's former line of credit. The non-recurring stock-based charge results from the substitution of stock awards to key executives upon the Board of Directors' decision in the fourth quarter to terminate the Company's previous superior performance incentive plan. Weighted average common shares outstanding were 21,776,146 for 1997 compared with 17,619,546 for the prior year.

     Funds from operations ("FFO") increased to $41.2 million, for the year ended December 31, 1997 from $30.3 million in the prior year. The Company generally considers FFO to be a relevant and meaningful supplemental measure of the performance of an equity REIT because it is predicated on a cash flow analysis, contrasted with net income, a measure predicated on generally accepted accounting principles which gives effect to non-cash items such as depreciation. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and as followed by the Company, represents net income (computed in accordance with generally accepted accounting principles), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization. In computing FFO, the Company does not add back to net income the amortization of costs incurred in connection with the Company's financing activities or depreciation of non-real estate assets, but does add back to net income significant non-recurring events that materially distort the comparative measurement of Company performance over time. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to cash flow as a measure of liquidity. Since the definition of FFO is a guideline, computation of FFO may vary from one REIT to another. FFO is not necessarily indicative of cash available to fund cash needs.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares, after deducting the underwriting discount and expenses, is $7,581,472. Pursuant to the partnership agreement governing the Operating Partnership, the Company is required to contribute all proceeds from the sale of the Shares to the Operating Partnership in exchange for additional partnership units. The Company, as general partner of the Operating Partnership, intends to cause the Operating Partnership to use the net proceeds from the sale of the Shares to reduce outstanding indebtedness incurred under its line of credit, with the expectation that the Operating Partnership may reborrow under the line for the acquisition, development, renovation and expansion of properties. As of February 13, 1998, the Operating Partnership had a balance of $42.5 million outstanding under the line of credit. The line of credit matures on December 22, 2000 and outstanding borrowings under the line of credit bear interest at a variable rate, depending upon the rating assigned by recognized rating agencies, which rate is currently 1.0% over the London InterBank Offer Rate.


                        FEDERAL INCOME TAX CONSIDERATIONS

     The Taxpayer Relief Act of 1997 (the "1997 Tax Act") made changes to the Code, particularly with respect to the taxation of capital gain income. Potential purchasers of Shares are urged to read the following description of relevant federal income tax considerations, rather than the description contained under the caption "Federal Income Tax Considerations" in the accompanying Prospectus. References in the following description to the "Code" include the Code as amended by the 1997 Tax Act. Goodwin, Procter & Hoar LLP has confirmed to the Company that its opinion expressed in the first paragraph of the following description is not altered by virtue of the 1997 Tax Act.

     The Company has elected to qualify as a REIT under the Code. In the opinion of Goodwin, Procter & Hoar LLP, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon representations made by the Company as to factual matters and the continuation of such factual matters. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service ("IRS") or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon the Company's ability to meet in its actual results for the tax year the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Code for qualification as a REIT, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of the Company for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements under the Code since its organization in 1961, no assurance can be given that the Company's qualification as a REIT will not be challenged by the IRS for taxable years still subject to audit.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference. This discussion does not address any state tax considerations or issues that arise as a result of an investor's special circumstances or special status under the Code.

     Under the Code, if certain requirements are met in a taxable year, including the requirement that the REIT distribute to its stockholders at least 95% of its real estate investment trust taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) for the taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income or net capital gains, the alternative minimum tax on its items of tax preference, and taxes imposed on income and gain generated by certain extraordinary transactions. As discussed below, however, stockholders may be credited for all or a portion of the taxes paid by the Company on its retained net capital gains. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders. For additional discussion of certain issues relating to the Company's qualification as a REIT that arise as a result of its merger acquisition of Tucker Properties Corporation in March 1996, see "Risk Factors -- Adverse Consequences of Failure to Qualify as a REIT and Other Tax Risks" in the accompanying Prospectus.

     The Company may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if the Company so elects for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed long-term capital gains for the taxable year as the Company may designate. A stockholder would be deemed to have paid his share of the tax paid by the Company on such undistributed capital gains, which would be credited or refunded to the stockholder. The stockholder's basis in his Common Stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less such stockholder's share of the capital gains tax paid by the Company. As discussed below, stockholders should note that the 1997 Tax Act allows the IRS to prescribe regulations which could alter the taxation of undistributed capital gains for individuals, estates and certain trusts.

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as a capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (v) is not an entity that has a special status under the Code (such as a tax-exempt organization or dealer in securities). Subject to the discussion below regarding the changes to the capital gains tax rates, distributions that are designated as capital gains dividends will be taxed as capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

     The 1997 Tax Act alters the taxation of capital gain income. Under the 1997 Tax Act, individuals (as well as estates and certain trusts) who hold capital assets for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Gains from capital assets held for more than 12 months but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28%. The Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts, and estates and special rules for "qualified 5-year gain," and makes other changes to prior law. The 1997 Tax Act allows the IRS to prescribe regulations on how the 1997 Tax Act's new capital gain rates will apply to sales of capital assets by "pass-through entities," which include REITs such as the Company. To date, regulations have not yet been prescribed, and it remains unclear how the 1997 Tax Act's new rates will apply to capital gain dividends and undistributed capital gains, including for example the extent, if any, to which capital gain dividends and undistributed capital gains from the Company will be taxed to individuals at the new rates for mid-term capital gains and unrecaptured section 1250 gain, rather than the long-term capital gain rates. Prospective investors are urged to consult their own tax advisors with respect to the new rules contained in the 1997 Tax Act.

     Distributions, other than capital gain dividends, in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Common Stock, the distribution will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than 12 months (or, in the case of individuals, estates and certain trusts, mid-term capital gain or loss if the shares have been held for more than 12 months but not more than 18 months and long-term capital gain or loss if the shares have been held for more than 18 months) and otherwise as short-term capital gain or loss. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a special date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the disposition of Common Stock (and distributions treated as such) will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the stockholder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. The Company will notify stockholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Shares offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                                  UNDERWRITING


     Under the terms and subject to the conditions of an Underwriting Agreement dated as of February 18, 1998 (the "Underwriting Agreement") between the Company and the Underwriter, the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, 392,638 shares of Common Stock.

     The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust (the "Trust") registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust. The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P. at an aggregate purchase price of $7,681,491. It is anticipated that the Underwriter will also participate in the distribution of units of the Trust and will receive compensation therefor.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this offering.

     If the Underwriter creates a short position in the Common Stock in connection with this offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing shares in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, the Underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company.

                                  LEGAL MATTERS

     Certain legal matters, including the legality of the Shares, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. William B. King, whose professional corporation is a partner in Goodwin, Procter & Hoar LLP, is Secretary of the Company and is the beneficial owner of approximately 9,000 shares of Common Stock. Certain legal matters for the Underwriter will be passed upon by Chapman and Cutler, Chicago, Illinois. Chapman and Cutler will rely on the opinion of Goodwin, Procter & Hoar LLP as to certain matters of Maryland law.

================================================================================

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS (COLLECTIVELY, THE "PROSPECTUS") AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                           ---------------------------

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                              PROSPECTUS SUPPLEMENT
The Company...........................................................  S-3
Recent Events.........................................................  S-4
Use of Proceeds.......................................................  S-5
Federal Income Tax Consideration......................................  S-5
Underwriting..........................................................  S-8
Legal Matters.........................................................  S-8

                                   PROSPECTUS

Available Information.................................................    2
Incorporation of Certain Documents by Reference.......................    2
The Company...........................................................    3
Use of Proceeds.......................................................    4
Ratios of Earnings to Combined Fixed
 Charges and Preferred Stock Dividends................................    4
Risk Factors..........................................................    5
Description of Capital Stock..........................................   11
Description of Depository Shares
 Representing Preferred Stock.........................................   20
Description of Warrants or Rights.....................................   23
Description of Units of Securities....................................   23
Federal Income Tax Considerations.....................................   24
Plan of Distribution..................................................   25
Legal Matters.........................................................   26
Experts...............................................................   26

                      ------------------------------------

================================================================================

================================================================================

                                 392,638 Shares

                            BRADLEY REAL ESTATE, INC.

                                  Common Stock



                             -----------------------

                              PROSPECTUS SUPPLEMENT

                             -----------------------



                            A.G. EDWARDS & SONS, INC.



                             -----------------------

                                FEBRUARY 18, 1998

================================================================================